PROSPECTUS SUPPLEMENT #1	FILED PURSUANT TO RULE 424(b)(3)
(TO PROSPECTUS DATED FEBRUARY 14, 2006)	REGISTRATION NO. 333-131847

HYDROGEN POWER, INC.
(formerly Hydrogen Power International, Inc. and Equitex, Inc.)

1,400,000 Shares of Common Stock to be Offered and Sold by the Selling Securityholders

This prospectus supplement relates to a public offering of shares of common stock of Hydrogen Power, Inc. by the selling securityholders.

This prospectus supplement should be read in conjunction with the prospectus dated February 14, 2006, which is to be delivered with this prospectus supplement. The definitions for any capitalized terms used in this prospectus supplement are included in the prospectus.

SELLING SECURITYHOLDERS

Discussed below are the total number of shares of our common stock and the total number of shares of common stock assuming the exercise of all options owned by the selling securityholders and registered hereunder. Except as indicated, the selling securityholders are offering all of the shares of common stock owned by them or received by them upon the exercise of the options.

Because the selling securityholders may offer all or part of the shares of common stock currently owned or the shares of common stock received upon exercise of the options, which they own pursuant to the offering contemplated by this reoffer prospectus, and because its offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of options that will be held upon termination of this offering. The shares of common stock currently owned and the shares of common stock received upon exercise of the options or warrants offered by this reoffer prospectus may be offered from time to time by the selling securityholders named below.

Up to 1,400,000 shares of common stock issued pursuant to stock awards or the exercise of stock options by officers, directors, employees or consultants who are eligible to participate in the Equitex, Inc. 2005 Stock Option Plan (the “2005 Plan”) may be sold pursuant to this reoffer prospecuts. Eligibility to participate in the 2005 Plan is available to our officers, directors, employees and consultants, as well as the officers, directors, employees and consultants of any of our subsidiaries including their subsidiaries, as determined solely by the compensation committee of the board of directors. Assuming all 1,400,000 options underlying the 2005 Plan are exercised and not sold, the selling securityholders would be the beneficial owners of 9.4% of the outstanding shares of common stock (including the shares of common stock offered by this reoffer prospectus). The officers, directors, employees and consultants eligible to participate in the 2005 Plan are offering up to 1,400,000 shares of our common stock.

Of the 1,400,000 options eligible for grant pursuant to the 2005 Plan, 447,500 stock options and 267,341 shares of common stock have been awarded as of the date of this prospectus. Information relating to individual selling securityholders for stock awards and options granted following the effective date of this prospectus will be included supplementally. The following table contains information for the selling securityholders offering 1,400,000 shares pursuant to the 2005 Plan.

Selling Securityholder (1)	Shares of common stock owned prior to this offering (2)	Percentage of outstanding common stock owned prior to this offering (3)	Shares of common stock received and to be received upon exercise of stock options and offered for selling security-holders’ account	Amount of common stock owned by security-holder after this offering (4)	Percentage of outstanding common stock owned upon exercise of stock options (3)(4)
Henry Fong (5)	564,816	4.0%	242,157	322,659	2.3%
Aaron A. Grunfeld (6)	166,416	1.2%	114,299	52,117	0.4%
Russell L. Casement (7)	180,432	1.3%	114,299	66,133	0.5%
Joseph W. Hovorka (8)	36,571	0.3%	34,792	1,779	*
Thomas B. Olson (9)	97,599	0.7%	61,765	35,834	0.3%
Michael S. Casazza (10)	122,886	0.9%	42,353	80,533	0.6%
Barry S. Hollander (11)	58,382	0.7%	37,549	20,833	0.2%
Doreen A. Schmidt (12)	9,000	0.1%	5,000	4,000	*
Kendra Takimoto (13)	4,167	*	2,500	1,667	*
James P. Welbourn (14)	79,305	0.6%	35,972	43,333	0.3%
George Connors (15)	40,822	0.3%	24,155	16,667	0.1%
Unnamed option holders	0	0.0%	685,159	0	0.0%
	1,360,396		1,400,000	645,555
____________
* Amount is less than one-tenth of one percent.

(1) The term “selling securityholder” as used throughout this prospectus includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer.

(2)  Includes shares of common stock that are issued or issuable upon exercise of options issued under the Equitex 2005 Stock Option Plan that are set forth in the table with respect to such selling securityholder. For purposes of the selling securityholder table and consistent with SEC rules, beneficial ownership includes any shares as to which a stockholder has sole or shared voting power or investment power, and also any shares which a securityholder has the right to acquire within 60 days of the date hereof, through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned does not constitute an admission on the part of the securityholder that he, she or it is a direct or indirect beneficial owner of those shares.

(3)  Based on 13,647,396 shares outstanding as of November 30, 2006.

(4) Assumes the sale of all of the shares of common stock offered by each selling Securityholders pursuant to this prospectus.

(5) Mr. Fong is the President, Treasurer and Chief Financial Officer of the Company. Includes 129,667 shares of common stock underlying options granted under our 2003 Stock Option Plan.

(6) Mr. Grunfeld is a director of the Company. Includes 41,667 shares of common stock underlying options granted under our 2003 Stock Option Plan.

(7) Mr. Casement is a director of the Company. Includes 41,667 shares of common stock underlying options granted under our 2003 Stock Option Plan.

(8) Mr. Hovorka is a director of the Company.

(9) Mr. Olson is the Secretary of the Company. Includes 35,834 shares of common stock underlying options granted under our 2003 Stock Option Plan.

(10) Includes 20,833 shares of common stock underlying options granted under our 2003 Stock Option Plan.

(11) Includes 20,833 shares of common stock underlying options granted under our 2003 Stock Option Plan.

(12) Includes 4,000 shares of common stock underlying options granted under our 2003 Stock Option Plan.

(13) Includes 1,667 shares of common stock underlying options granted under our 2003 Stock Option Plan.

(14) Includes 43,333 shares of common stock underlying options granted under our 2003 Stock Option Plan.

(15) Includes 16,667 shares of common stock underlying options granted under our 2003 Stock Option Plan.

SEE "RISK FACTORS" BEGINNING ON PAGE P-9 OF THE PROSPECTUS FOR CERTAIN RISKS YOU SHOULD CONSIDER BEFORE YOU PURCHASE ANY SHARES OF COMMON STOCK.

Neither the SEC nor any state securities commission has approved or determined whether the prospectus supplement is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 12, 2006